SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated May 30, 2003



                              MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
                Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                              Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:
                           Form 20-F [X] Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item

1. Press release regarding a reduction of additional paid-in capital by Millea Holdings Inc., dated May 29, 2003

2. Press release regarding a repurchase of shares by Millea Holdings, Inc., dated May 29, 2003


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


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       KABUSHIKI KAISHA MILLEA
                                       HOLDINGS
                                       (Millea Holdings, Inc.)


May 30, 2003                           By:        /s/ TETSUYA UNNO
                                             -----------------------------------
                                             General Manager of Corporate Legal
                                                and Risk Management Department

                                                                          Item 1

(English translation)

May 29, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

        Announcement regarding a reduction of additional paid-in capital

Millea Holdings, Inc. (the "Company") resolved at a meeting of its board of directors today to make a proposal at the 1st ordinary general meeting of shareholders to be held on June 27, 2003, regarding a reduction of additional paid-in capital as detailed below.

1. Purpose of the reduction of additional paid-in capital

   The Company intends to reduce additional paid-in capital pursuant to Article 289, section 2 of the Commercial Code, in preparation for its future financial policies such as a repurchase of its own shares.

2. Amount of the reduction

   500 billion yen
   (The aggregate amount of stockholders' equity will not change since the 500 billion yen will be transferred to other capital surplus.)

3. Schedule

(a) Date of the resolution at the meeting of the board of directors: May 29,
    2003

(b) Scheduled date of the resolution at the general meeting of shareholders:
    June 27, 2003

(c) Termination date of the period for creditors to assert objections: Early August, 2003

(d) Effective date: Early August, 2003


For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Takayuki Yuasa
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343

                                                                          Item 2


(English translation)

May 29, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

                  Announcement regarding a repurchase of shares
      (Repurchase of shares pursuant to Article 210 of the Commercial Code)

Millea Holdings, Inc. (the "Company") resolved at a meeting of its board of directors today to make a proposal regarding a repurchase of its own shares at the 1st ordinary general meeting of shareholders to be held on June 27, 2003, as detailed below.

1. Purpose of the repurchase of its own shares

   The Company intends to repurchase its own shares pursuant to Article 210 of the Commercial Code in order to implement flexible financial policies.

2. Details of the share repurchase

(a) Class of shares to be repurchased: Common stock of Millea Holdings.

(b) Aggregate number of shares to be repurchased: Up to 120,000 shares. (Represents approximately 6.5% of the shares outstanding.)

(c) Aggregate purchase price of shares: Up to 100 billion yen.


For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Takayuki Yuasa
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343


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